EXHIBIT 11

   STATEMENT REGARDING COMPUTATION OF EARNINGS (LOSS) PER SHARE - (UNAUDITED)

                                               For the Three Months Ended
                                                      December 31,
                                             -------------------------------
(dollars in thousands except per
      share amounts)                              2003             2002
----------------------------------------     -------------    --------------
Net earnings (loss)                               $ (292)           $ 560

Effect of conversion of preferred                    101              100
securities

Diluted earnings (loss)                             (191)             660

Weighted average common shares
outstanding                                    3,012,434        3,012,434
Effect of conversion of preferred
securities (1)                                 1,371,429        1,371,429
Common stock equivalents due to
dilutive effect of stock options (1)              39,601           24,254

Total weighted average common
shares and common share
equivalents outstanding (1)                    4,423,464        4,408,117
Basic earnings (loss) per common
share                                             $(0.10)           $0.19
Diluted earnings (loss) per common
share                                             $(0.10)           $0.15
(1) Effect of conversion of preferred securities and dilutive effect of stock options are not considered in the calculation of earnings per share for the three months ended December 31, 2003 because the impact is antidilutive.